UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31486 / February 25, 2015

_____

In the Matter of   :
                                                   :
NOMURA PARTNERS FUND, INC.   :
4 Copely Place, 5th Floor   :
CPH-0326   :
Boston, MA 02116   :
                                                   :
(811-1090)   :
                                                   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Nomura Partners Funds, Inc. filed an application on December 16, 2014, requesting an order
under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 30, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31440). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Jill M. Peterson
                                    Assistant Secretary